SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                      AFFIRMATIVE INSURANCE HOLDINGS, INC.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    008272106
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                             J. Christopher Flowers
                           Affirmative Investment LLC
                          717 Fifth Avenue, 26th Floor
                            New York, New York 10022
                            Telephone: (212) 404-6800
                            Facsimile: (212) 404-6899
   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                            Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                 August 24, 2005
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Affirmative Investment LLC
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                 7.       Sole Voting Power

                          0
Number of        ---------------------------------------------------------------
Shares           8.       Shared Voting Power
Beneficially
Owned by                  7,860,927 (See Item 5)
Each             ---------------------------------------------------------------
Reporting        9.       Sole Dispositive Power
Person with
                          0
                 ---------------------------------------------------------------
                 10.      Shared Dispositive Power

                          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          52.9% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Affirmative Associates LLC
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                 7.       Sole Voting Power

                          0
Number of        ---------------------------------------------------------------
Shares           8.       Shared Voting Power
Beneficially
Owned by                  7,860,927 (See Item 5)
Each             ---------------------------------------------------------------
Reporting        9.       Sole Dispositive Power
Person with
                          0
                 ---------------------------------------------------------------
                 10.      Shared Dispositive Power

                          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          52.9% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          J. Christopher Flowers
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          PF
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          U.S. Citizen
--------------------------------------------------------------------------------
                 7.       Sole Voting Power

                          0
Number of        ---------------------------------------------------------------
Shares           8.       Shared Voting Power
Beneficially
Owned by                  7,860,927 (See Item 5)
Each             ---------------------------------------------------------------
Reporting        9.       Sole Dispositive Power
Person with
                          0
                 ---------------------------------------------------------------
                 10.      Shared Dispositive Power

                          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          52.9% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          New Affirmative LLC
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF, OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                 7.       Sole Voting Power

                          0
Number of        ---------------------------------------------------------------
Shares           8.       Shared Voting Power
Beneficially
Owned by                  7,860,927 (See Item 5)
Each             ---------------------------------------------------------------
Reporting        9.       Sole Dispositive Power
Person with
                          0
                 ---------------------------------------------------------------
                 10.      Shared Dispositive Power

                          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          52.9% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

         This Statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 1 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 30, 2005 (the "Original Statement"). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement. As a result of transactions described in Item 4 below, New Affirmative LLC has been added as a reporting person hereunder

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

         This Statement is being filed jointly on behalf of Affirmative Investment LLC, a Delaware limited liability company ("Affirmative Investment"), Affirmative Associates LLC, a Delaware limited liability company ("Affirmative Associates"), New Affirmative LLC, a Delaware limited liability company ("NAL") and J. Christopher Flowers, the sole member and manager of Affirmative Associates (Mr. Flowers, together with Affirmative Investment, Affirmative Associates and NAL, the "Reporting Persons"). Affirmative Associates is the sole managing member of Affirmative Investment and has sole control over its affairs and investment decisions, including the power to vote or dispose of the shares of Common Stock held by Affirmative Investment. Affirmative Investment is jointly owned by J.C. Flowers I L.P., a Delaware partnership ("JCF I") and the Enstar Group, Inc., a Georgia corporation ("Enstar"), who own 86% and 14% of the membership interests of Affirmative Investment, respectively. The principal office of each of the Reporting Persons is located at 717 Fifth Avenue, 26th Floor, New York, New York 10022.

         As more fully described in Item 4 below, Affirmative Investment holds 50% of the membership units of NAL.

         The names, business addresses and present principal occupations or employment of the directors and executive officers of each of Affirmative Investment, Affirmative Associates and NAL are set forth on Schedule I, which is incorporated herein by reference. Except as noted on Schedule I, all directors and executive officers of Affirmative Investment and Affirmative Associates, including Mr. Flowers, are citizens of the United States.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         As a result of the Reporting Persons purchase of the Purchased Shares and the arrangements between the parties described in Item 4, each of the Reporting Persons, DSC AFFM Manager LLC ("DSC Manager"), and Andrew G. Bluhm (Andrew Bluhm, collectively with DSC Manager, the "DSC AFFM Entities") may be deemed to be a group pursuant to Section 13(d)(3) of the Securities Exchange Act and deemed the beneficial owner of all of the shares of Common Stock owned by each of them. Information which is required with respect to the DSC AFFM Entities is set forth in a separate statement on Schedule 13D which has been filed by the DSC AFFM Entities and NAL.

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

         On June 28, 2005, the Reporting Persons, through Affirmative Investment, purchased 1,183,000 shares of Common Stock of the Company in open market purchases (the "Purchased Shares"). JCF I formed Affirmative Investment on June 22, 2005 in conjunction with Enstar. J. Christopher Flowers is a 22% stockholder and a director of Enstar. Affirmative Associates has no economic interest in Affirmative Investment, but is its sole managing member and has sole control over its affairs and investment decisions, including control over the voting and disposition of the Purchased Shares. Neither JCF I nor Enstar own any shares of Common Stock other than the indirect interest in the Common Stock through their ownership of 86% and 14% of the membership interests, respectively, of Affirmative Investment.

         On June 14, 2005, NAL, JCF I and Delaware Street Capital Master Fund, L.P. entered into a Stock Purchase Agreement (the "Vesta Stock Purchase Agreement") with Vesta Insurance Group, Inc. ("VIG") and Vesta Fire Insurance Corporation, a subsidiary of VIG ("VFIC", and together with VIG, "Vesta") pursuant to which Vesta agreed to sell to NAL, and NAL agreed to acquire from Vesta, an aggregate of 5,218,228 shares of Common Stock (the "Additional Shares") for a purchase price of $15.00 per share. The consummation of the transactions contemplated by the Vesta Stock Purchase Agreement is subject to various conditions, including but not limited to: (i) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the filing of a Form A, Statement Regarding the Acquisition of, Control of a Domestic Insurer (the "Form A") with the Illinois Department of Financial and Professional Regulation - Division of Insurance (the "Department") and the receipt of written approval from the Department with respect to the Form A and (iii) the representations and warranties in the Stock Purchase Agreement being true and correct as of the closing date under the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is filed as Exhibit 1 hereto and is incorporated by reference in its entirety herein.

         On June 13, 2005, JCF I and DSC AFFM entered into (i) a subscription agreement (the "NAL Subscription Agreement") with respect to the purchase of membership units of NAL (the proceeds of which will, in part, be used to purchase the Additional Shares), whereby each of DSC AFFM and JCF I acquired 50% of the membership units of NAL and (ii) a limited liability company agreement (the "NAL LLC Agreement") with respect to the operation and management of NAL. NAL was formed for the purpose of acquiring, holding, voting and disposing of the Additional Shares and any shares of Common Stock that may be acquired by NAL in the future (including shares of Common Stock contributed to NAL by DSC AFFM and Affirmative Investment in connection with the consummation of the transactions contemplated by the Vesta Stock Purchase Agreement). A copy of the NAL Subscription Agreement is filed as Exhibit 2 hereto and is incorporated by reference in its entirety herein. On June 30, 2005, the parties to the NAL Subscription Agreement entered into an amendment to the NAL Subscription Agreement to cause Affirmative Investment to replace JCF I as a party thereto. A copy of the Amendment to the NAL Subscription Agreement is attached as Exhibit 3 hereto and is incorporated by reference in its entirety herein.

         Affirmative Investment and DSC AFFM have agreed pursuant to the NAL Subscription Agreement, as amended, not to acquire any additional shares of Common Stock, or sell any shares of Common Stock, without the consent of the other party and the receipt of any applicable regulatory approval from the Department. In addition, the JCF I and DSC AFFM agreed that, following the closing of the transactions contemplated by the Stock Purchase Agreement, neither party will acquire, sell or vote any shares of Affirmative Common Stock other than through, or by, NAL. DSC AFFM has consented to Affirmative Investment's purchase of the Purchased Shares. Pursuant to the terms of the NAL Subscription Agreement, as amended, Affirmative Investment will contribute all of the Purchased Shares to NAL at or substantially simultaneously with the closing of the Stock Purchase Agreement.

         In addition, on June 30, 2005, Affirmative Investment became a party to the NAL LLC Agreement by replacing JCF I as a member therein. Immediately thereafter, Affirmative Investment and DSC AFFM amended and restated the NAL LLC Agreement (such amendment and restatement, the "Amended and Restated NAL LLC Agreement"). A copy of the Amended and Restated NAL LLC Agreement is attached as
Exhibit 4 hereto and is incorporated by reference in its entirety herein.

         On June 13, 2005, DSC Master Fund L.P., an affiliate of DSC AFFM, agreed to contribute 1,159,699 shares of Common Stock owned by it to DSC AFFM in exchange for membership interests in DSC AFFM. On June 30, 2005, LAMB Partners and Neil Bluhm (Neil Bluhm collectively with LAMB Partners, the "Neil Bluhm Entities") agreed to contribute 300,000 shares of Common Stock owned by them to DSC AFFM in exchange for membership interests in DSC AFFM. Pursuant to the NAL Subscription Agreement, as amended, DSC AFFM will contribute the 1,459,699 shares of Common Stock to NAL at or simultaneously with the closing of the Stock Purchase Agreement.

         On August 24, 2005, NAL received Form A Approval from the Department, and as a result, all material conditions to the closing under the Vesta Stock Purchase Agreement and the NAL Subscription Agreement have been satisfied. Consequently, as described more fully in Item 5, NAL and the Reporting Persons are deemed to beneficially own 7,860,927 shares of Common Stock (the "NAL Shares") and (ii) each of DSC AFFM and Affirmative Investment will own 50% of the membership units in NAL upon the closing of the NAL Subscription Agreement.

         The Reporting Persons believe that recent and current trading prices do not adequately reflect the value of the underlying businesses and assets of the Company and that there is potential for appreciation in the market value of the Common Stock and the NAL Shares. Following the execution of the Stock Purchase Agreement, NAL notified the Company's management of NAL's agreement to purchase the Additional Shares. The Reporting Persons do not presently intend to seek to replace the Company's current management or to take any adverse or opposing position to the current policies of the Company. The Reporting Persons intend to and have, from time to time, through NAL, discussed with management the direction of any future plans for the Company. The Reporting Persons may, from time to time, hold discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to the operations or policies of the Company as a means of enhancing shareholder value. Upon the closing of the purchase of the Additional Shares, the Reporting Persons may seek to cause, through NAL, changes in the present composition of the board of directors of the Company, including by nominating for election and voting for persons to fill some or all of the seats on the board of directors. The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, or any other transaction which the Reporting Persons believe could enhance shareholder value, any such transactions, subject to any applicable regulatory approval from the Department.

         The Reporting Persons also intend to review on a regular basis their investment in the Company and reserve the right to acquire additional shares of the Common Stock, maintain their holdings at their current levels or dispose of all or some of the shares of Common Stock in the open market or through privately negotiated transactions, any such transactions, subject to any applicable regulatory approval from the Department.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

         (a) Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed on August 15, 2005, there were 14,866,253 shares of Common Stock outstanding as of August 12, 2005. As a result of the Reporting Persons' purchase of the Purchased Shares and the arrangements between the parties described in Item 4, each of the Reporting Persons and the DSC AFFM Entities may be deemed to be a group pursuant to
Section 13(d)(3) of the Securities Exchange Act and may be deemed the beneficial owner of all of the shares of Common Stock owned by each of them. Accordingly as of August 24, 2005, the Reporting Persons may be deemed to beneficially own 7,860,927 shares of Common Stock, representing 52.9% of the issued and outstanding Common Stock. The DSC AFFM Entities and NAL are filing a separate statement on Schedule 13D reporting that they may be deemed to beneficially own an aggregate of 7,860,927 shares of Common Stock, representing 52.9% of the issued and outstanding Common Stock. The Reporting Persons and the DSC AFFM Entities together beneficially own an aggregate of 7,860,927 shares of Common Stock, representing 52.9% of the issued and outstanding Common Stock. Except as set forth on Schedule I, the persons set forth on Schedule I do not beneficially own any Common Stock and expressly disclaim beneficial ownership of the Common Stock deemed beneficially owned by the Reporting Persons.

         (b) The Reporting Persons have the shared power to vote or to direct to vote 7,860,927 shares of Common Stock that may be deemed to be beneficially owned by them and to dispose or to direct the disposition of 7,860,927 shares of Common Stock that may be deemed to be beneficially owned by each of them. The Reporting Persons do not have the sole power to vote or to direct to vote or to dispose or to direct the disposition of any shares of Common Stock beneficially owned by them. As a result of their ownership interest in and control of Affirmative Investment, each of Affirmative Investment, Affirmative Associates and Mr. Flowers may be deemed to control Affirmative Investment and therefore may be deemed to hold voting and/or dispositive power over such shares of Common Stock as described in the prior sentence. Mr. Flowers disclaims beneficial ownership of such shares of Common Stock. In addition, the Reporting Persons disclaim beneficial ownership of the Additional Shares until the consummation of the transactions contemplated by the Stock Purchase Agreement.

         (c) Other than as set forth on Schedule II hereto, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons, any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on Schedule I. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on
Schedule I.

         (d) Except as described in Item 3 of the Original Statement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

         Except as described in Items 4 and 5 of this Statement and Item 3 of the Original Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. The Reporting Persons have entered into a joint filing agreement which is attached as Exhibit 5 hereto.

Item 7. Material to be Filed as Exhibits.

    Exhibit 1 Stock Purchase Agreement, dated June 14, 2005, by and among, New Affirmative LLC, Vesta Insurance Group, Inc., Vesta Fire Insurance Corporation and solely with respect to Section 1.1(b) thereof, Delaware Street Capital Master Fund, L.P. and J.C. Flowers I LP

    Exhibit 2 Subscription Agreement, dated June 13, 2005, by and among New Affirmative LLC, DSC AFFM, LLC and J.C. Flowers I LP

    Exhibit 3 First Amendment to Subscription Agreement, dated June 30, 2005, by and among New Affirmative LLC, DSC AFFM, LLC, J.C. Flowers I LP and Affirmative Investment LLC (incorporated by reference to
                 Exhibit 3 to the Original Statement)

    Exhibit 4 Amended and Restated New Affirmative Limited Liability Company Agreement, dated June 30, 2005, by and among DSC AFFM, LLC and Affirmative Investment LLC (incorporated by reference to
                 Exhibit 4 to the Original Statement)

    Exhibit 5 Joint Filing Agreement, dated August 26, 2005, by and among the Reporting Persons

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                            AFFIRMATIVE INVESTMENT LLC

                                            By: /s/ Avshalom Kalichstein
                                                --------------------------------
                                                Name:  Avshalom Kalichstein
                                                Title: Authorized Person


                                            AFFIRMATIVE ASSOCIATES LLC


                                            By: /s/ J. Christopher Flowers
                                                --------------------------------
                                                Name:  J. Christopher Flowers
                                                Title: Authorized Person


                                            J. CHRISTOPHER FLOWERS

                                            /s/ J. Christopher Flowers
                                            ------------------------------------


                                            NEW AFFIRMATIVE LLC


                                            By: /s/ Michael Ryan
                                                --------------------------------
                                                Name:  Michael Ryan
                                                Title: Authorized Person


                                            By: /s/ Avshalom Kalichstein
                                                --------------------------------
                                                Name:  Avshalom Kalichstein
                                                Title: Authorized Person



Dated: August 26, 2005

                                                                      Schedule I


           DIRECTORS AND EXECUTIVE OFFICERS OF AFFIRMATIVE INVESTMENT
                           AND AFFIRMATIVE ASSOCIATES

         The names, present principal occupations and business addresses of the directors and executive officers' of Affirmative Investment and Affirmative Associates are set forth below. Except as set forth below, the control person's or executive officer's business address is that of Affirmative Investment or Affirmative Associates. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with Affirmative Investment or Affirmative Associates.

Affirmative Associates
----------------------
J. Christopher Flowers, Manager
717 Fifth Avenue, 26th Floor
New York, New York 10022


             MANAGERS AND EXECUTIVE OFFICERS OF NEW AFFIRMATIVE LLC

         The names, present principal occupations and business addresses of the directors and executive officers' of NAL are set forth below. Except as set forth below, the control person's or executive officer's business address is that of NAL. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with NAL.


1. Avshalom Kalichstein - Manager and private equity investor at JC Flowers & Co. LLC - 717 Fifth Avenue, 26th Floor New York, New York 10022

2.   David Schamis - Manager and private equity investor at JC Flowers & Co. LLC
     - 717 Fifth Avenue, 26th Floor, New York, New York 10022

3. Andrew G. Bluhm - Manager and private equity investor at Delaware Street Capital - 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611

4. Michael J. Ryan - Manager and investment professional at Delaware Street Capital - 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611. Michael J. Ryan owns 600 shares of Common Stock for his own account.

                                                                     Schedule II


  Date of Acquisition      Number of Shares Purchased       Price Per Share ($)

        6/28/05                    1,183,000                       15.73

                                                                       Exhibit 5


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Affirmative Insurance Holdings, Inc, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 26th day of August, 2005.


AFFIRMATIVE INVESTMENT LLC

By: /s/ Avshalom Kalichstein
    --------------------------------------
    Name:  Avshalom Kalichstein
    Title: Authorized Person


AFFIRMATIVE ASSOCIATES LLC


By: /s/ J. Christopher Flowers
    ---------------------------------------
    Name:  J. Christopher Flowers
    Title: Authorized Person


J. CHRISTOPHER FLOWERS

/s/ J. Christopher Flowers
--------------------------------------------


NEW AFFIRMATIVE LLC


By: /s/ Michael Ryan
    ---------------------------------------
    Name:  Michael Ryan
    Title: Authorized Person


By: /s/ Avshalom Kalichstein
    ---------------------------------------
    Name:  Avshalom Kalichstein
    Title: Authorized Person